JUN 22 AM 9:57

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

PREPARED BY

Computershare

COMPUTERSHARE TRUST COMPANY OF CANADA
TORONTO

Computershare

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

FINAL SCRUTINEER'S REPORT

10	SHAREHOLDERS IN PERSON, REPRESENTING	150,787	SHARES
87	SHAREHOLDERS BY PROXY, REPRESENTING	41,613,452	SHARES
97	TOTAL SHAREHOLDERS, HOLDING	41,764,239	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:	76,532,751
PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING:	54.57 %

Matthew Gemmell

MATTHEW GEMMELL
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In those cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
FIX THE NUMBER OF DIRECTORS	40,233,863	1,169,442	0	0	210,147	97.18%	2.82%	0.00%
ELECTION OF DIRECTORS	15,042,601	0	14,986,033	0	11,584,818	50.09%	0.00%	49.91%
APPOINTMENT OF AUDITORS	41,292,576	0	320,875	0	1	99.23%	0.00%	0.77%
AMENDMENT TO THE STOCK OPTION PLAN	25,897,613	4,131,021	0	0	11,584,818	86.24%	13.76%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	87
TOTAL SHARES ISSUED & OUTSTANDING:	76,532,751
TOTAL SHARES VOTED:	41,613,452
TOTAL % OF SHARES VOTED:	54.37%

MATTHEW GEMMELL
SCRUTINEER

Computershare

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

REPORT ON BALLOT

MOTION #4
AMENDMENT TO THE STOCK OPTION PLAN

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	26,048,400	86.31%
AGAINST the motion	4,131,021	13.69%
Total	30,179,421	

Matthew Gemmell
Matthew Gemmell
Scrutineer

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

LIST OF SHAREHOLDERS ATTENDING IN PERSON

NAME	SHARES VOTED IN PERSON	SHARES VOTED BY PROXY	
GER VAN AMERSFOORT	100	0	(APPOINTMENT)
DOUGLAS A BALL	1,001	0	(APPOINTMENT)
WILLIAM COCHRANE	100	0	(APPOINTMENT)
ROBERT W DAVIS	1	0	
ED LEVY	100	0	(APPOINTMENT)
EDWARD RATELLE	90,350	0	(APPOINTMENT)
ROBERT SCHULTZ	100	0	(APPOINTMENT)
FRED A STEWART	10,000	0	
	100	0	(APPOINTMENT)
BRADLEY G THOMPSON	735	0	(APPOINTMENT)
DOUGLAS SHOEMAKER - LEGAL PROXY	48,200	0	(APPOINTMENT)
TOTAL	**150,787**	**0**	

TOTAL APPOINTEES AT MEETING:	**9**
TOTAL SHAREHOLDERS VOTED IN PERSON:	**10**
TOTAL SHAREHOLDERS IN ATTENDANCE:	**10**

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

GUEST ATTENDANCE REGISTER

NAME	REPRESENTING/FIRM
HEINO ADER	
HASSAN ALAST	
LEE BREMER	
JIM BRENER	
COLIN CARMICHAEL	
LORNE CARMICHAEL	
MATTHEW C. COFFEY	DIRECTOR
MARY DILLAHUNTY	
SHARON EHLER	
ED FELMAN	
PHILIPPA FLINT	BLOOM BURTON AND CO
FRED GARCIA	
GEORGE GILL	
GILLES GOSSELIN	
GEOGEL HOUZIE	
NICK HURST	
IAN JOSEPH	
CINDYL KARST	
GERRY KENNEALEY	
EVA KOPECI	
IAN MACKELLAR	
NEIL MARK	
NEIL MARUOKA	CANACCORD GENUITY
PETER MILLER	
JAQUELINE MOFFATT	
MICHAEL MOORE	
ERICKA MORAN	
HOAGN MULLALLY	RIDGE RELATIONS LTD.
KEN NAKAMURA	
MARIO PICCININ	
JULIA REED	
SHERRYL REICIN	
KATHLEEN ROGERS	CNW
DOUGLAS SHOEMAKER	
BARRY SKINNER	
RICK SNIEDER	
ANDRES TEENE	
JON TYSON	
STELLA WONG	

ONCOLYTICS BIOTECH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 20, 2012

GUEST ATTENDANCE REGISTER

NAME	REPRESENTING/FIRM

NUMBER OF GUESTS PRESENT: 39